

Mail Stop 3030

November 27, 2017

Via E-mail
Charles M. Stoehr
Chief Financial Officer
VOXX International Corporation
2351 J Lawson Boulevard
Orlando, Florida 32824

     Re: **VOXX International Corporation**
             Form 10-K for the Fiscal Year Ended February 28, 2017
             Filed May 15, 2017
             File No. 001-09532

Dear Mr. Stoehr:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   /s/ Kevin J. Kuhar

                   Kevin J. Kuhar
                   Accounting Branch Chief
                   Office of Electronics and Machinery